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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

     PSINet Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

44983 Knoll Square
--------------------------------------------------------------------------------
                                    (Street)

Ashburn                          Virginia            20147
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


Xpedior Incorporated (XPDR)
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

16-1353600
================================================================================
4. Statement for Month/Year

November, 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

Chairman
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                  4.                              5.            Owner-
                                                                  Securities Acquired (A) or      Amount of     ship
                                                    3.            Disposed of (D)                 Securities    Form:     7.
                                                    Transaction   (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code          ---------------------------     Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                 (A)                of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount    or   Price         (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                (D)                and 4)        (Instr.4) (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Common Stock                          10/16/2000     J(1)            534,152   (A)  $2.71875(1)      534,152     D
--------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      40,005,048     I(2)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------

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================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                            9.        10.
                                                                                                            Number    Owner-
                                                                                                            of        ship
              2.                                                                                            Deriv-    of
              Conver-                   5.                                7.                                ative     Deriv-  11.
              sion                      Number of                         Title and Amount                  Secur-    ative   Nature
              or                        Derivative       6.               of Underlying            8.       ities     Secur-  of
              Exer-             4.      Securities       Date             Securities               Price    Bene-     ity:    In-
              cise     3.       Trans-  Acquired (A)     Exercisable and  (Instr. 3 and 4)         of       ficially  Direct  direct
              Price    Trans-   action  or Disposed      Expiration Date  ----------------         Deriv-   Owned     (D) or  Bene-
1.            of       action   Code    of(D)            Month/Day/Year)              Amount       ative    at End    In-     ficial
Title of      Deriv-   Date     (Instr. (Instr. 3,       ----------------             or           Secur-   of        direct  Owner-
Derivative    ative    (Month/  8)      4 and 5)         Date    Expira-              Number       ity      Month     (I)     ship
Security      Secur-   Day/     ------  ---------------  Exer-   tion                 of          (Instr.  (Instr.    (Instr.(Instr.
(Instr. 3)    ity      Year)    Code V  (A)         (D)  cisable Date     Title       Shares       5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Convertible   $50.00   10/16/00 C(1)                1                     Series A     1,000,000    (1)      -0-         D
Note                                                                      Convertible
                                                                          Preferred
                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A      (1)      10/16/00 C(1)    1,000,000                         Common       1,333,333   $37.50   1,333,333    D
Convertible                                                               Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B      $50.00   11/01/00 P         300,000                         Common       6,578,947    $2.28    6,578,947   D
Convertible                                                               Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) On October 16, 2000, the Convertible Note converted into an aggregate of 1,000,000 shares of the Issuer's Series A Convertible Preferred Stock, which is presently convertible into 1,333,333 shares of the Issuer's Common Stock for $37.50 per share, subject to adjustment per the terms of the Series A Convertible Preferred Stock contained in the Issuer's Certificate of Incorporation. Interest payable on the Convertible Note at the time of conversion was paid by the Issuer to PSINet Inc. in shares of the Issuer's common stock in lieu of cash, at the option of PSINet in accordance with the terms of the Convertible Note. An aggregate of 534,152 shares of the Issuer's common stock was paid to PSINet based on total interest payable of $1,452,225 divided by $2.71875 (the average closing price of the Issuer's common stock for the five day period prior to the Conversion Date).

(2) PSINet Consulting Solutions Holding, Inc., a Delaware corporation which is a wholly-owned subsidiary of PSINet ("PCS"), is the record owner of 40,005,048 shares of the Issuer's Common Stock, par value $0.01 per share. In its capacity as sole shareholder of PCS, PSINet is deemed to share investment control over such shares and thus could be deemed to have an indirect pecuniary interest in such shares within the meaning of Rule 16a-1(a)(2)(iii) under the Securities Exchange Act of 1934.

(3) The Series B Convertible Preferred Stock is presently convertible into 6,578,947 shares of the Issuer's Common Stock for $2.28 per share, subject to adjustment in accordance with the terms of the Series B Convertible Preferred Stock contained in the Issuer's Certificate of Incorporation.



/s/Brian Geoghegan                                           12/11/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Brian Geoghegan, Vice President and
Associate General Counsel


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

                                  Page 2 of 2


 (122797DTI)